Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the Notice of Annual General Meeting dated 15 May 2015 of China Southern Airlines Company Limited (the “Company”). The annual general meeting of the Company (the “AGM”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Tuesday, 30 June 2015 at 2:00 p.m.

The board of directors (the “Directors”) of the Company (the “Board”) received the motion made by China Southern Air Holding Company (“CSAHC”), a controlling shareholder of the Company, for additional proposal to be submitted to the AGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposal to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

SUPPLEMENTAL NOTICE is hereby given that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as ordinary resolutions, in addition to the resolutions as set out in the Notice of AGM dated 15 May 2015:

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolution as ordinary resolutions:

10.	to consider and approve the appointment of Mr. Guo Wei as the independent non-executive director of the seventh session of the board of directors of the Company.

11.	to consider and approve the appointment of Mr. Jiao Shu Ge as the independent non-executive director of the seventh session of the board of directors of the Company.

(For further details of the proposed appointment of the independent non-executive directors, please refer to the Appendix)

By Order of the Board of
China Southern Airlines Company Limited Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

10	June 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

Notes:

1.	Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of AGM dated 15 May 2015. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.	Since the proxy form sent together with the circular dated 15 May 2015 (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.	The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:00 p.m. on Monday, 29 June 2015, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:00 p.m. on Monday, 29 June 2015, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

APPENDIX

FURTHER DETAILS OF

THE PROPOSED APPOINTMENTS

1.	THE PROPOSED APPOINTMENT OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

According to the recommendation of CSAHC, the Board proposed to nominate Mr. Guo Wei and Mr. Jiao Shu Ge as the independent non-executive Directors of the seventh session of the Board (the “Proposed Appointments”) and submit such resolutions to the AGM for approval.

The biographical details of Mr. Guo Wei and Mr. Jiao Shu Ge are as follows:

Mr. Guo Wei, aged 52, holds a master’s degree. He graduated from the Department of Management of the Graduate School of the Chinese Academy of Sciences (formerly known as Graduate School of the University of Science and Technology of China), majoring in management, and obtained a master’s degree in engineering. Mr. Guo has extensive experience in business strategy development and business management. Mr. Guo served as executive director and senior vice president of the Legend Group, vice chairman of the board of directors, president and chief executive officer of Digital China Holdings Limited (“Digital China”), and director of DigiWin Software Co., Ltd. At present, he is chairman of the board of directors of Digital China, and director of certain subsidiaries and associates of Digital China. He is also currently chairman of Digital China Information Service Co., Ltd., non-executive director of HC International, Inc., independent director of Shanghai Pudong Development Bank Co., Ltd., independent director of Taikang Life Insurance Co., Ltd. and director of Kosalaki Investments Limited. In addition, Mr. Guo also serves as member of the 12th National Committee of the Chinese People’s Political Consultative Conference, member of the 4th Advisory Committee for State Informatization, chairman of Beijing Informatization Association and chairman of the 6th Council of China Non-Governmental Science Technology Entrepreneurs Association. Mr. Guo was awarded major prizes including China’s Top Ten Outstanding Youths (2002), Future Economic Leader of China (2003), and the First Annual China Young Entrepreneurs Creative Management Golden Honour (2005). He was also selected as one of the 50 Most Powerful Business Leaders in China by Fortune (Chinese version) in 2011, 2012 and 2013.

Mr. Jiao Shu Ge, aged 49, holds a master’s degree. He graduated with a bachelor’s degree from the Department of Mathematics of Shangdong University, majoring in control theory, and a master’s degree in engineering from the No. 2 Research Institute of Ministry of Aeronautics and Astronautics, majoring in systems engineering. Mr. Jiao has extensive experience in fund management and equity investment. Mr. Jiao is currently director and president of CDH China Management Company Limited (“CDH”). He is also the founder of CDH. Mr. Jiao was computer researcher of the No. 710 Research Institute of Ministry of Aeronautics, and deputy general manager of China International Capital Corporation Limited. He formerly served as non-executive director of China Yurun Food Group Limited, and non-executive director of China Shanshui Cement Group Limited. Currently, he is also director of associate companies of CDH, independent non-executive director of China Mengniu Dairy Company Limited, non-executive director and vice chairman of WH Group Limited, director of Joyoung Co., Ltd., vice chairman of Henan Shuanghui Investment & Development Co., Ltd., and director of companies including Beijing Taiyang Pharmaceutical Industry Co., Ltd., Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanfu Nanping Battery Co., Ltd. and. Shanghai Qingchen Real Estate Development Co., Ltd.

If the above candidates are appointed as Directors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the seventh session of the Board. Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of RMB150,000 for Mr. Guo Wei and Mr. Jiao Shu Ge is determined with reference to the responsibilities, risk and contributions of his/her position. Further details of the emolument for Directors have been disclosed in the circular of the Company dated 14 May 2009 and 14 October 2011.

Save as disclosed, none of the above director candidates (i) had held any directorships in other publicly listed companies in the last three years; (ii) had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. Guo Wei and Mr. Jiao Shu Ge have also confirmed that they have met the independence requirements as set out in Rule 3.13 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

There is no other matter relating to the Proposed Appointments that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”), nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

2.	RECOMMENDATION

The Directors believe that all the resolutions (including the resolutions relating to the Proposed Appointments) proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolutions to be proposed at the AGM as set out in the notices of AGM.

As no Shareholder has a material interest in the Proposed Appointments, no Shareholder is required to abstain from voting on the resolution to approve the Proposed Appointments at the AGM.

3.	RESPONSIBILITY STATEMENT

This supplemental notice of AGM, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this supplemental notice of AGM is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this supplemental notice of AGM misleading.